UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35288 / July 31, 2024

In the Matter of

SABA CAPITAL INCOME & OPPORTUNITIES FUND II
SABA CAPITAL MANAGEMENT, L.P.
919 Third Avenue
New York, NY 10022

(812-15561)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P., filed an
application on April 10, 2024, and amendments on May 29, 2024, and June 20, 2024, requesting
an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption
from section 19(b) of the Act and rule 19b-1 under the Act. The order permits certain registered
closed-end management investment companies to pay as frequently as twelve times in any one
taxable year in respect of its common stock and as often as specified by, or determined in
accordance with the terms of, any preferred stock issued by the investment company.

On July 5, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35277). The notice gave interested persons an opportunity to request a hearing and
stated that an order would be issued unless a hearing was ordered. No request for a hearing has
been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Saba Capital Income & Opportunities Fund II and Saba Capital Management, L.P. (File No. 812-15561) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.